

Mail Stop 4546

December 28, 2016

Via E-mail
Mr. August J. Moretti
Chief Financial Officer
DEPOMED, Inc.
7999 Gateway Boulevard, Suite 300
Newark, California 94560

Re: DEPOMED, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-13111

Dear Mr. Moretti:

We have limited our review to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide, we may have additional comments.

Non-GAAP Financial Measures, page 62

1. Please address the following as it relates to disclosure in your filings and/or furnished in earnings releases:

   • You disclose that non-GAAP adjusted earnings and non-GAAP adjusted earnings per share provide supplementary information on the results of the primary operations of the Company that more consistently correlates with the Company's underlying operating cash flows of the business by removing non-cash gains or losses and non-recurring cash gains or losses. Tell us why you do not reconcile non-GAAP adjusted earnings to GAAP cash flows provided by operating activities and why you believe that providing non-GAAP adjusted earnings per share is appropriate. Refer to question 102.05 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

- Notwithstanding the previous bullet, tell us why you do not present a reconciliation of non-GAAP adjusted earnings per share to the most directly comparable financial GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.

- Tell us why you believe that removal of non-cash income taxes and not reflecting income taxes on non-GAAP adjustments in arriving at non-GAAP adjusted earnings is appropriate. Refer to question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

- Tell us why you do not believe that certain of your GAAP to non-GAAP reconciliations in your earnings releases, which appear to be presenting a full non-GAAP income statement, do not render your disclosure of non-GAAP measures to be more prominent pursuant to question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2017.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies
Segment Information, page 92

2. Please tell us why you do not provide disclosure of revenue by product pursuant to ASC 280-10-50-40.

Note 14. Acquisitions, page 115

3. Please provide us an analysis with reference to authoritative literature that supports recording a $29.9 million non-cash gain on settlement agreement with the offset recorded as acquired in-process research and development in connection with your acquisition of cebranopadol product rights. In your response, explain the economics of the transaction including what generated the gain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance